                                                                                                                       June 27, 2006

Continental Minerals Corporation
Suite, 1020, 800 West Pender Street.
Vancouver, British Columbia V6C 2V6
Canada

Gentlemen:

We have reviewed the disclosures related to United States Tax Consequences included in Item 10.E of Form 20-F for Continental Minerals Corporation for the year ended December 31, 2005, to be filed with the Securities and Exchange Commission and confirm that such disclosure presents an accurate discussion of United States Federal Income Tax Consequences contained therein.

We consent to the inclusion of this letter as an exhibit to the Form 20-F.

                                                                                                                       /s/ Kempisty & Company,
                                                                                                           CPAs, P.C.